Exhibit 99.43

DIGIHOST ANNOUNCES FULLY SUBSCRIBED PRIVATE PLACEMENT OF COMMON SHARES AND DEBT SETTLEMENT

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR RELEASE, PUBLICATION, DISTRIBUTION OR DISSEMINATION DIRECTLY, OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES

Vancouver, BC – January 5, 2021 – Digihost Technology Inc. (“Digihost” or the “Company”) (TSXV: DGHI; OTCPK: HSSHF) is pleased to announce a fully subscribed private placement of common shares (the “Shares”) sold at $0.79 per share for gross proceeds of $283,400 (the “Offering”). Completion of the Offering is expected within five business days and is subject to approval of the TSX Venture Exchange and closing.

The Offering has been placed with investors based in the United States and Europe. The Shares issued pursuant to the Offering will be subject to a statutory hold period of four months and one day in accordance with applicable securities laws.

Proceeds of the Offering will be used for the acquisition of miners and for general working capital purposes.

This news release does not constitute an offer of securities for sale in the United States. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and such securities may not be offered or sold within the United States absent U.S. registration or an applicable exemption from U.S. registration requirements.

Debt Settlement

The Company is also pleased to announce that it has entered into a debt settlement agreement with two of its third-party creditors (the “Creditors”) and pursuant to the debt settlement agreement will, subject to receipt of approval of the TSX Venture Exchange, issue an aggregate of 96,815 common shares in the capital of the Company, at a deemed price of $1.05 per common share, in consideration for the settlement of a total of US$80,000 in accrued liabilities owing to the Creditors in respect of consulting fees (the “Debt Settlement”). The Company expects that the proposed Debt Settlement will assist the Company in preserving its cash for working capital. All securities to be issued pursuant to the Debt Settlement will be subject to a four month and one day statutory hold period from the closing date. The Debt Settlement is subject to all necessary regulatory approvals including from the TSX Venture Exchange.

Stock Option Grant

The Company also announces that it has granted to the directors of the Company an aggregate of 1,325,000 incentive stock options (the “Stock Options”) to purchase common shares under the Company’s incentive stock option plan (the “Plan”). Each Stock Option is exercisable into a common share of the Company at a price of $1.25 for a period of five years from the date of grant. The Stock Options will vest fully on the six-month anniversary of the date of grant and be subject to the terms and conditions of the Plan and the policies of the TSX Venture Exchange.

About Digihost Technology Inc.

Digihost Technology Inc. is a growth-oriented blockchain company primarily focused on Bitcoin mining. The Company’s mining facility is located in Buffalo, N.Y., and is equipped with an 18.7MVA 115,000-kilovolt-ampere outdoor substation with an option to increase the power output to 42MVA.

For further information, please contact:

Digihost Technology Inc.

Michel Amar, Chief Executive Officer

Email: michelamar@me.com

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release includes forward-looking statements that are subject to risks and uncertainties. Forward-looking statements involve known and unknown risks, uncertainties, and other factors that could cause the actual results of Digihost and its investee companies to be materially different from the historical results or from any future results expressed or implied by such forward-looking statements. All statements contained in this news release, other than statements of historical fact, are to be considered forward-looking. Although Digihost believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking information. Digihost does not undertake to update any forward-looking information except in accordance with applicable securities laws.